CERTIFICATE

             FOR RENEWAL AND REVIVAL OF CERTIFICATE OF INCORPORATION


     92099 Holding Corporation, a corporation organized under the laws of Delaware, the Certificate of Incorporation of which was filed in the office of the Secretary of State on March 13, 1992 and thereafter voided for non-payment of taxes, now desiring to procure a revival of its Certificate of Incorporation, hereby certifies as follows:

     1. The name of the corporation is 92099 Holding Corporation.

     2. Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust Company.

     3. The date when revival of the Certificate of Incorporation of this corporation is to commence is February 28, 1994, same being prior to the date the Certificate of Incorporation became void. Revival of this Certificate of Incorporation is to be perpetual.

     4. This corporation was duly organized under the laws of Delaware and carried on the business authorized by its Certificate of Incorporation on March 1, 1994, at which time its Certificate of Incorporation became inoperative and void for non-payment of taxes and this Certificate for Renewal and Revival is filed by authority of the duly elected directors of the corporation with the laws of Delaware.

     IN WITNESS WHEREOF, said 92099 Holding Corporation in compliance with
Section 312 of Title 8 of the Delaware Code has caused this Certificate to be signed by Michael L. Seifert, its last and acting Secretary, this 17th day of March 1999.



                                       By: /s/ Michael L. Seifert
                                           -------------------------------------

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